                              TAX SHARING AGREEMENT


         THIS TAX SHARING AGREEMENT is dated as of the 30th day of April, 1999, by and between Pentair, Inc., a Minnesota corporation ("Pentair"), Essef Corporation, an Ohio corporation ("Essef"), and Anthony & Sylvan Pools Corporation, an Ohio corporation ("A&S").


                                 R E C I T A L S

         WHEREAS, Essef currently owns 100 percent of the total voting power and value of the issued and outstanding stock of A&S and is the common parent of an "affiliated group," as defined in Section 1504(a) of the Internal Revenue Code of 1986, as amended ("Code"); and

         WHEREAS, Pentair and Essef have executed an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which the shareholders of Essef will receive both cash and shares of A&S in exchange for all of their shares of Essef and, at the conclusion of the merger, Pentair will own 100 percent of the outstanding shares of Essef; and

         WHEREAS, A&S has heretofore joined with Essef in filing Consolidated Tax Returns for a consolidated group that includes Essef, A&S, and certain other corporations (the "Essef Group") for a taxable year that ends on September 30, and most recently ended on September 30, 1998, and Essef, A&S, and Pentair consider it in their mutual best interests to provide herein for the allocation of the federal income tax, and state, local, and foreign income, franchise, and other tax liabilities (collectively, "Tax Liabilities") of A&S and the remainder of the Essef Group for taxable years ended prior to the Closing Date of the Merger Agreement (the "Closing Date") and for the taxable year that includes the Closing Date;

         NOW, THEREFORE, in consideration of the premises, it is agreed as follows:

1.       DEFINITIONS.  For purposes of this Agreement:

         a. "Consolidated return," "consolidated group," "taxable year," "carryback," and similar terms used herein and bearing on federal income tax liability shall have the respective meanings ascribed to them in the Code and the Treasury Regulations thereunder, and, where applicable, specifically the provisions thereof relating to consolidated federal income tax returns. For state, local, or foreign tax purposes, such terms shall be interpreted and applied in a manner so as to achieve as nearly as possible the intention reflected herein with respect to the federal income tax.

         b. "Accountant" means Ernst & Young LLP, or such other United States of America accounting firm as A&S and Essef may mutually agree.

         c. "Tax" or "Taxes" means any federal, state, local, foreign, or other tax of any kind whatsoever (together with any interest, penalties, or additions imposed with respect thereto), including, without limitation, income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, service, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, rental, lease, ad valorem, or other tax.

         d. "Tax Affiliate" means, with respect to any Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with, such Person; provided, however, that for purposes of this Agreement, Tax Affiliates of Essef will not include A&S.

         e. "Tax Benefit" means a reduction in the amount of Taxes that would otherwise be payable, whether resulting from a deduction, credit, reduced gain or increased loss from the disposition of an asset, or otherwise; a person will be deemed to have recognized a Tax Benefit at the time the amount of Taxes such person otherwise would pay is reduced;

         f. "Tax Returns" means all returns, declarations, reports, claims for refunds, information returns, statements, and other forms required to be filed with respect to any Taxes, including any schedule or attachment thereto, and including any amendments or supplements thereof.

         g. "Final Determination" means with respect to any Tax for any period the later of (i) the date on which the statute of limitations for instituting a claim for refund of such Tax has expired, or if such claim was filed, the expiration of the time for instituting suit with respect thereto; and (ii) the date on which all administrative and judicial proceedings with respect to any such assessments or refunds have been finally settled through agreement of the parties to the proceeding or by an administrative or judicial decision from which no appeal can be taken or the time for taking any such appeal has expired.

         h. "Income Taxes" means any Tax based on or measured by or with respect to gross or net income (including, without limitation, capital gain taxes, minimum taxes, income taxes collected by withholding and Taxes on Tax preference items) or receipts (together with any interest, penalties, and additions to Tax imposed with respect thereto).

         i.  "Income Tax Return" means any Tax Return with respect to Income
         Taxes.

         j. "Person" means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated association, a limited liability company, a governmental entity (or any department, agency, or political subdivision thereof), or any other entity.

         k.  "Split-Off" shall have the same meaning as in the Merger Agreement.

         l. "Transition Agreement" means that certain agreement dated April 30, 1999 among Essef, A&S, and Pentair for the purpose of implementing certain of the transfers and other transactions contemplated by the Merger Agreement, and particularly the Split-Off.

2. TAXES ALLOCATED TO PENTAIR AND ESSEF. Pentair and Essef will be responsible for, will pay or cause to be paid, and will indemnify and hold A&S harmless from and against any and all liability for the following Taxes:

         a. all Taxes imposed on or asserted against Essef, Pentair, or any of their Tax Affiliates (including any obligations for Tax Liabilities of other Persons that have been assumed, by indemnity or otherwise, by Essef, Pentair, or any of their Tax Affiliates) with respect to any taxable periods, and, subject to Section 4(a) hereof, all Taxes imposed on or asserted against A&S (including any obligations for Tax Liabilities of other Persons that have been assumed, by indemnity or otherwise, by A&S or any of its Tax Affiliates on or before the Closing
         Date) with respect to all taxable periods that end on or prior to the Closing Date, including any short taxable year of A&S that ends on the Closing Date either by operation of law or pursuant to an election made as provided in Section 3(a) hereof;

         b. subject to Section 4(a) hereof, all Taxes imposed on or asserted against A&S arising out of the inclusion of A&S in any consolidated return filed by Essef, Pentair, or any of their Tax Affiliates, including, without limitation, any liability asserted under section 1502-6 of the U.S. Treasury regulations and any similar provisions relating to state, local, or foreign Taxes;

         c. subject to the provisions of Section 4(b) hereof, all Taxes imposed on Essef, A&S, or any of their Tax Affiliates as a result of the Split-Off pursuant to the Merger Agreement;

         d. all Taxes arising as a result of any election filed under section 338 of the Code, or any similar provision of state, local, or foreign law, as a result of Pentair's acquisition of the shares of Essef pursuant to the Merger Agreement; and

         e. all Taxes allocated to Essef, Pentair, or any of their Tax Affiliates pursuant to Section 3 hereof.

3.       STRADDLE PERIODS.

         a. With respect to any taxable period of A&S that would (absent an election) include, but not end until after, the Closing Date (a "Straddle Period"), Pentair, Essef (including its Tax Affiliates), and A&S will, to the extent permitted by applicable law, elect with the relevant Tax authority to close such Straddle Period as of the close of the Closing Date.

         b. Pentair and Essef will be responsible for, will pay or cause to be paid, and will indemnify and hold A&S harmless from and against, any Income Taxes owed by A&S for the portion of any Straddle Period up to and including June 30, 1999. For purposes of this Section 3(b), Income Taxes for the portion of a Straddle Period up to and including June 30, 1999, will be determined based upon an interim closing of the books of A&S as of June 30, 1999, based upon the accounting practices and procedures used by A&S in preparing its Tax Returns.

         c. As to any Tax other than an Income Tax (a "Non-Income Tax") for any Straddle Period, Pentair and Essef will be responsible for, will pay or cause to be paid, and will indemnify and hold A&S harmless from and against, (i) with respect to any Non-Income Tax that is determined based upon specific transactions (including, but not limited to, value added, sales and use Taxes), all Non-Income Taxes applicable to transactions that have occurred during the period through June 30, 1999, and (ii) with respect to any Non-Income Tax that is not based upon specific transactions (including, but not limited to, license, real property, personal property, franchise and doing business Taxes), a portion of such Non-Income Tax equal to the full amount of such Non-Income Tax multiplied by a fraction, the numerator of which is the number of days in the Straddle Period ending on June 30, 1999 and the denominator of which is the number of days in the entire Straddle Period; provided that Pentair's and Essef's allocation will be adjusted appropriately to reflect the actual proportionate period of property ownership or the activity of A&S during the Straddle Period, as applicable, for any such Non-Income Taxes imposed with respect to the ownership of specific items of property held by A&S or the activity of A&S, as applicable, during the Straddle Period.

         d. Pentair and Essef will pay to A&S the amount of any Tax Benefit recognized by Essef that is attributable to any loss or other Tax attribute that, if the Split-Off had occurred on June 30, 1999, would have been reported by A&S on its own Tax Returns, or that otherwise results from the activities or operations of A&S after June 30, 1999.

4.       TAXES ALLOCATED TO A&S.

         a. Other than those Taxes for which Pentair or Essef is responsible pursuant to Sections 2 and 3 hereof, A&S will be responsible for, will pay or cause to be paid, and will indemnify and hold Pentair and Essef harmless from and against any and all Taxes imposed on A&S if, in the case of Income Taxes, the taxable income accrued after June 30, 1999, or if, in the case of other Taxes, the event giving rise to the Tax occurred after June 30, 1999.

         b. Within 30 calendar days of the Closing Date, A&S will pay to Essef the amount, if any, computed under this subsection, which will be determined as prescribed below.

             i. First, calculate the Tax that Essef will owe on the gain recognized as a result of the Split-Off of the A&S stock (the "A&S Stock Tax") pursuant to the Merger Agreement, using (x) an assumed effective tax rate of 39 percent, (y) the stock value determined under Section 5 hereof, and (z) the tax basis reflected in Essef's books and records at the beginning of the Closing Date, as adjusted for the net amount of dividend distributed by A&S pursuant to Section 4.1 of the Transition Agreement, after any adjustments required by the Code and the Treasury regulations.

             ii. Second, calculate the Tax Benefit that Essef will recognize because of payments (whether in cash or otherwise) made in satisfaction of compensatory stock options (including options accelerated in connection with the Merger), pursuant to the Merger Agreement (the "Essef Stock Option Tax Benefit"), using an assumed effective tax rate of 39 percent.

             iii. Third, calculate the nondeductible cash payments that Essef is obligated to make as a result of the accelerated vesting of compensatory stock options (the "Parachute Cost").

             iv. Fourth, calculate the surplus (the "Surplus") or shortfall (the "Shortfall") in the proceeds (the "Proceeds") received by or credited to Essef upon the exercise of the compensatory stock options referenced in (ii) above. The Surplus shall be the amount by which the Proceeds exceed $5.8 million and the Shortfall shall be the amount by which $5.8 million exceeds the Proceeds. However, there shall be no Shortfall for purposes hereof unless the Proceeds are less than $5.55 million and there shall be no Surplus for purposes hereof unless the Proceeds are greater than $6.05 million.

             v. To the extent that the excess of (x) the sum of the Essef Stock Option Tax Benefit plus the Surplus over (y) the sum of the A&S Stock Tax plus the Parachute Cost plus the Shortfall (which excess is referred to as the "Net Tax Benefit") is less than $4.2 million, A&S will pay to Essef the amount by which $4.2 million exceeds the Net Tax Benefit. At A&S's option, any amount owing to Essef under this subsection may be satisfied and discharged by A&S's delivering to Essef a promissory note consistent with the terms set forth in Exhibit A hereto.

             vi. To the extent that the Net Tax Benefit exceeds $4.2 million, the consequences thereof are not the subject of this Agreement but will be addressed as prescribed in Section 4.1 of the Transition Agreement.

             vii. Apart from any amount payable under this Section, A&S will have no obligation to Essef, Pentair, or any of their Tax Affiliates on account of the A&S Stock Tax or the Essef Stock Option Tax Benefit.

             viii. The time deadlines prescribed herein will apply notwithstanding any other timing provisions of this Agreement. The calculations contemplated by this subsection will be made initially by A&S within 30 calendar days after the Closing Date and will then promptly be presented to Essef for its review and approval. If Essef disagrees with any of the calculations, it will notify A&S within 30 calendar days of receiving the calculations from A&S. In the event of such a disagreement, representatives of the parties will meet to resolve their differences. If they are unable to resolve all disagreements within 10 calendar days after Essef has notified A&S of the disagreement, any remaining disagreements will be resolved as prescribed in Section 14 hereof. The due date for any payments required under this subsection will be extended by the period of time required to resolve any disagreements between Essef and A&S with regard to the calculations.

5. For purposes of computing the capital gain tax referenced in Sections 2(c) and 4(b) hereof, the parties agree as follows:

         a. The A&S stock is expected to be publicly traded, beginning on the Closing Date, on the NASDAQ market. The parties will value the A&S stock at the mean between the high and the low trading prices on the first full day of trading following the Closing, unless, after reviewing the results of the first five trading days following the Closing, either Pentair or A&S, each in its sole discretion, determines that such value does not reflect the value of the A&S shares for tax purposes on the Closing Date.

         b. If either Pentair or A&S makes the determination referenced immediately above, the parties will commence discussions and attempt to agree on the value for the A&S stock (the "Value") based upon the trading pattern of the A&S stock and on other relevant facts and circumstances, including an appraisal obtained from Rhone Group of the fair market value of the A&S stock on the Closing Date, which appraisal will reflect in substantial part the trading prices obtained in the public securities market for the Essef stock in the last several days prior to the Closing Date.

         c. If after 15 calendar days following the commencement of the discussions referenced above, Pentair and A&S have not agreed on the Value, the question will be referred to binding arbitration by an arbitrator (the "Arbitrator") mutually agreeable to both Pentair and A&S. The Arbitrator shall be either a tax partner in one of the five largest public accounting firms doing business in the United States or a tax partner in a law firm having at least 20 professionals listed firm-wide in the most recent edition of The Tax Directory published by Tax Analysts. In either case, the Arbitrator shall be an individual with expertise in the issues of law and fact that relate to the valuation of corporate stock distributed in corporate spin-offs or split-offs. The Arbitrator shall base his decision on the considerations referenced in Section 5(b).

6.       REFUNDS OF INDEMNIFIED TAXES.

         a. A&S will promptly remit to Pentair or Essef an amount equal to all refunds (including interest thereon and any amounts applied against a Tax Liability for other taxable periods) of any Taxes for which A&S is indemnified pursuant to this Agreement ("Essef's Refunds").

         b. Pentair and Essef will promptly remit (and will cause their Tax Affiliates to promptly remit) to A&S an amount equal to all refunds (including interest thereon and any amounts applied against a Tax Liability for other taxable periods) of any Taxes for which Essef is indemnified pursuant to this Agreement ("A&S's Refunds").

         c. Upon the request of Essef, A&S will file claims for Essef's Refunds in such form as Essef may reasonably request. Essef will have the sole right to prosecute any claims for Essef's Refunds (by suit or otherwise) at Essef's expense and with counsel of Essef's choice. A&S will cooperate fully with Essef and its counsel in connection with any claims for Essef's Refunds.

         d. Upon the request of A&S, Essef will file claims for A&S's Refunds in such form as A&S may reasonably request. A&S will have the sole right to prosecute any claims for

         A&S's Refunds (by suit or otherwise) at A&S's expense and with counsel of A&S's choice. Essef will cooperate fully with A&S and its counsel in connection with any claims for A&S's Refunds.

         e. Except as otherwise provided in this Agreement, any refunds of Taxes other than Essef's Refunds or A&S's Refunds will be the property of the payee of such refunds and no other party to this Agreement or its Tax Affiliates will have any right to such refunds.

7.       TAX CARRYBACKS

         a. If A&S incurs any net operating loss, net capital loss, or other deduction or credit in any taxable period ending after the Closing Date (a "Post-Closing Carryback") that may be carried back to any taxable period ending on or before the Closing Date, Essef and Pentair will cooperate with A&S in filing an appropriate refund claim or amended Tax Return and will assign and promptly remit to A&S the amount of any refund of Tax received by, or Tax Benefit recognized by, Pentair or Essef or any of their Tax Affiliates, as a result of such Post-Closing Carryback.

         b. If Pentair or Essef makes any remittance to A&S under Section 7(a) hereof and all or part of such Post-Closing Carryback is subsequently disallowed, then A&S shall promptly pay to Essef or Pentair that portion of the remittance that relates to the portion of the Post-Closing Carryback that is disallowed and, in addition thereto, any other costs or expenses incurred by Pentair or Essef in respect to the disallowed portion of the Post-Closing Carryback, including any interest attributable thereto that is assessed by the taxing authority.

8. NO OBLIGATION TO FILE AMENDED TAX RETURNS. Except as otherwise specifically provided in this Agreement, neither A&S, Pentair, or Essef, nor any of their respective Tax Affiliates, will be obligated to file any amended Tax Return or other Tax refund claim.

9.       PREPARATION AND FILING OF TAX RETURNS.

         a. Pentair or Essef will prepare or cause to be prepared, and file or cause to be filed (i) all consolidated, combined, or unitary Income Tax Returns of Essef or any of its Tax Affiliates that include A&S and that are listed in Schedule 9(a)(i) hereto, and (ii) all Income Tax Returns required to be filed by or on behalf of A&S for taxable periods ending on or before the Closing Date (including by reason of any election under Section 3 hereof) and that are listed in Schedule 9(a)(ii) hereto, and (iii) all other Tax Returns required to be filed by or on behalf of A&S on or before the Closing Date. Pentair and Essef covenant that, except for the returns referenced in Schedule 9(a)(i) hereto, neither they nor any of their Tax Affiliates will file or cause to be filed any consolidated, combined, or unitary returns that include A&S without giving A&S at least 30 days notice of their intent to do so and obtaining the prior written approval of A&S to being so included.

         b. A&S will prepare or cause to be prepared, and file or cause to be filed, all Tax Returns of A&S other than those set forth in Section 9(a) hereof. A&S will prepare all A&S Tax Returns for taxable periods including, but ending after, the Closing Date ("Straddle

         Period Returns") in a manner consistent with A&S's past Tax accounting practice and, in the absence thereof, reasonable Tax accounting practices selected by A&S.

         c. Neither Pentair, Essef, nor A&S, nor any of their Tax Affiliates, will exercise any election available under section 1.1502-76(b)(2) of the U.S. Treasury regulations or any corresponding provisions of other Tax laws for any Straddle Period.

         d. A&S will assist Pentair or Essef in timely obtaining any required signatures or other filing requirements in respect of Tax Returns prepared by Pentair or Essef for A&S pursuant to section 9(a).

         e. Upon request of either A&S or Essef, the other party shall make available prior to filing (and after filing) for inspection and copying all Tax Returns and related workpapers with respect to Taxes to the extent that (i) such Tax Return relates to Taxes for which the requesting party may be liable, (ii) such Tax Return relates to Taxes for which the requesting party may be liable in whole or in part for any additional Taxes owing as a result of adjustments to the amount of Taxes reported on such Tax Return, (iii) the requesting party reasonably determines that it must inspect such Tax Return to confirm compliance with the terms of this Agreement. A&S and Essef shall attempt in good faith to resolve any issues arising out of the review of such Tax Returns.

10.      PROCEDURES FOR SETTLEMENT OF TAX ALLOCATIONS.

         a. This Section 10(a) will govern the settlement as between A&S, on the one hand, and Essef and Pentair, on the other hand, of all Straddle Period Tax allocations for Taxes that are reported on a Straddle Period Return. With respect to each Straddle Period Return that involves Taxes subject to allocation pursuant to Section 3(b) hereof, A&S will, at least sixty (60) days prior to the final due date (including extensions) of such Straddle Period Return, provide to Essef (i) a copy of such Straddle Period Return (including supporting schedules and workpapers) and (ii) a statement (including supporting schedules and workpapers) certifying the amount of Tax shown on such Straddle Period Return that is allocable to Essef pursuant to Section 3(b) hereof reduced by any payments made by A&S prior to the Closing Date, and by Essef and its Tax Affiliates at any time, in respect of such Taxes (whether as estimated Taxes or otherwise) (the "Statement"). Essef and its authorized representatives will have the right to review the Statement for thirty (30) days following its receipt of the Statement (the "30-Day Review Period"). If Essef disagrees with the allocation in the Statement, it will notify A&S in writing of such disagreement prior to the close of the 30-Day Review Period, and Essef and A&S will consult and attempt to resolve in good faith the disagreement. In the event, Essef and A&S are unable to resolve the disagreement within fifteen (15) days following the end of the 30-Day Review Period, Essef and A&S will jointly request that the disagreement be resolved pursuant to the procedures prescribed in Section 14 hereof. Not later than five
         (5) days after the later of (i) the end of the 30-Day Review Period, or
         (ii) if there is a disagreement, the date notice is provided to Essef and A&S regarding the resolution of the disagreement pursuant to
         Section 14, Essef or Pentair shall pay to A&S or A&S will pay to Essef or Pentair, as the case may be, an amount equal to the difference between the Taxes shown on the Statement or in such notice (as the case may be) as being allocable to Essef pursuant to Section 3(b) hereof, and (ii) any payments made by A&S on or prior to the Closing Date, and by Essef and its Tax Affiliates at any time, in respect of such Taxes (whether as Estimated Taxes or otherwise).

         b. This Section 10(b) will govern the settlement as between A&S, on the one hand, and Essef and Pentair, on the other hand, of all Straddle Period Tax allocations for Taxes that are not required to be reported on a Straddle Period Return (e.g., Taxes that are assessed without the filing of a Tax Return). With respect to each such Tax subject to allocation pursuant to Section 3(b) hereof, A&S will, at least thirty
         (30) days prior to the final due date of such Tax, provide to Essef (i) a copy of the Tax assessment or other supporting schedules and workpapers and (ii) a statement (including supporting schedules and workpapers) certifying the amount of Tax that is allocable to Essef pursuant to Section 3(b) hereof reduced by any payments made by A&S on or prior to the Closing Date, and by Essef and its Tax Affiliates at any time, in respect of such Taxes (whether as estimated Taxes or otherwise) (the "Statement"). Essef and its authorized representatives will have the right to review the Statement for ten (10) days following Essef's receipt of the Statement (the "10-Day Review Period"). If Essef disagrees with the allocation in the Statement, it will notify A&S in writing of such disagreement prior to close of the 10-Day Review Period, and Essef and A&S will consult and attempt to resolve in good faith the disagreement. In the event Essef and A&S are unable to resolve the disagreement within ten (10) days following the end of the 10-Day Review Period, Essef and A&S will jointly request to resolve the disagreement pursuant to Section 14. Not later than five (5) days after the later of (i) the end of the 10-Day Review Period, or (ii) if there is a disagreement, the date notice is provided to Essef and A&S regarding the resolution of the disagreement pursuant to Section 14, Essef or Pentair will pay to A&S or A&S will pay to Essef, as the case may be, an amount equal to the difference between (i) the Taxes shown on the Statement or in such notice (as the case may be) as being allocable to Essef pursuant to Section 3(b) hereof, and (ii) any payments made by the A&S on or prior to the Closing Date, and by Essef and its Tax Affiliates at any time, in respect of such Taxes (whether as estimated Taxes or otherwise).

11.      COOPERATION; ACCESS TO INFORMATION; TAX RECORDS.

         a. Essef and A&S will cooperate fully with each other with respect to, and will make available to each other, such Tax data and other information as may be reasonably required for (i) the preparation of any Tax Returns required to be prepared by Essef or A&S under this Agreement, (ii) determining the liability for and amount of any Taxes due or the right to and amount of any refund of Taxes, (iii) examinations of Tax Returns, and (iv) any administrative or judicial proceeding in respect of Taxes assessed or proposed to be assessed. Such cooperation shall include making all information and documents in their possession relating to such Tax Returns, Tax Liabilities or refunds, examinations, or administrative or judicial proceedings available to the other party as provided in Section 11(b) hereof. Essef and A&S shall also make available to the other, as reasonably requested and available, personnel (including officers, directors, employees and agents of Essef and A&S and their Tax Affiliates) responsible for preparing, maintaining and interpreting information and documents relevant to Taxes, and personnel reasonably required as witnesses or for purposes of providing information or documents in connection with any administrative or judicial proceedings relating to Taxes. Any information or documents provided under this Section 11, shall be kept confidential by the party receiving the information or documents, except as may otherwise be necessary in connection with the filing of Tax Returns or in connection with any administrative or judicial proceedings relating to Taxes.

         b. Essef and A&S and their respective Tax Affiliates shall make available to each other for inspection and copying during normal business hours upon reasonable notice all Tax records in their possession to the extent reasonably required by the other party in connection with the preparation of Tax Returns, audits, litigation, or the resolution of items under this Agreement. Essef, A&S, and their respective Tax Affiliates shall preserve and keep such Tax records in their possession until the expiration of any applicable statutes of limitation and as otherwise required by law, but in any event for a period not less than eight (8) years after the Closing Date. Notwithstanding the foregoing, a party or its Tax Affiliates may dispose of records sooner upon ninety (90) days prior notice to the other party. Such notice shall include a list of the records to be disposed of describing in reasonable detail each file, book or other record accumulation being disposed. The notified party shall have the opportunity, at its cost and expense, to copy or remove, within such ninety (90) day period, all or any part of such Tax records. For purposes of this Section 11, Tax records include Tax Returns, journal vouchers, cash vouchers, general ledgers, material contracts, return workpapers, and any other records pertaining to or used in the preparation of Tax Returns.

12.      AUDITS.

         a. A&S or Essef (the "Notifying Party") will promptly notify the other (the "Notified Party") in writing upon the receipt of notice of any pending or threatened Tax audits or assessments (i) relating to any taxable period of A&S ending on, prior to, or including the Closing Date, or (ii) that may affect the determination of Taxes for which the Notified Party is or may be obligated to indemnify the Notifying Party pursuant to this Agreement. The notice required under this Section 12(a) is referred to in this Agreement as the "Audit Notification."

         b. Subject to Section 12(c) hereof, the Notified Party will have the right, at its election, (i) to represent the Notifying Party and to exclusively control the handling of any Tax audit or assessment referred to in Section 12(a) hereof, including in any administrative or court proceeding relating thereto, (ii) to employ counsel of its choice at its expense and to control the conduct of such audit, assessment, or proceeding, including settlement or other disposition thereof and (iii) to settle the contest of any Tax or agree to an adjustment to any Tax referred to in Section 12(a) (the rights under (i), (ii) and (iii) are referred to in this Agreement collectively as the "Representation Right"); PROVIDED, however, that the Representation Right will apply only to any issues or items (x) relating to any taxable period of A&S ending on, prior to, or including the Closing Date, or (y) that may affect the determination of Taxes for which the Notified Party is or may be obligated to indemnify the Notifying Party pursuant to this Agreement. As reasonably necessary, the Notifying Party will fully cooperate, and will cause its Tax Affiliates to fully cooperate, at the Notified Party's expense, with the Notified Party and its counsel in the defense against or compromise of any claim in any said audit, assessment, or proceeding, such cooperation to include (but not be limited to) the grant of any necessary powers of attorney.

         c. To exercise the Representation Right, the Notified Party must first, within a reasonable period following the receipt of the Audit Notification, (i) notify the Notifying Party in writing that the Notified Party intends to exercise the Representation Right, and (ii) deliver to the Notifying Party a written statement acknowledging the Notified Party's obligation to indemnify the Notifying Party in accordance with the terms of this Agreement with respect to the Taxes as to which the Notified Party exercises the Representation Right.

         d. The Notifying Party's personnel shall have the right to participate in any administrative or judicial proceedings for which the Notified Party exercises its Representation Right (including assisting with field audits, administrative appeals, and subsequent litigation) in so far as they relate to the Notifying Party, and such participation shall be reflected by the grant of appropriate powers of attorney.

         e. A&S and Essef shall have exclusive control of all administrative and judicial proceedings related to their respective Taxes other than those described in Section 12(a).

         f. For so long as the Notified Party is exercising its Representation Right, it shall not be required to indemnify the Notifying Party pursuant to Section 13 hereof until there occurs a Final Determination of the liability of A&S for the Tax.

13.      PROCEDURES FOR OBTAINING INDEMNIFICATION.

         a. If either Essef or A&S (the "Indemnified Party") determines that it or any of its Tax Affiliates is or may be entitled to indemnification by the other party (the "Indemnifying Party") under this Agreement as a result of the allocations of responsibility for Taxes set forth in Sections 2 through 4, the Indemnified Party will promptly deliver to the Indemnifying Party a written notice and demand therefor (the "Notice") specifying the basis for its claim for indemnification, the nature of the claim, and, if known, the amount for which the Indemnified Party reasonably believes it or any of its Tax Affiliates is entitled to be indemnified. The Notice must be received by the Indemnifying Party no later than thirty (30) days before the expiration of the applicable Tax statute of limitations; provided, however, that if the Indemnified Party does not receive notice from the applicable governmental taxing authority ("Government Notice") that an item exists that could give rise to a claim for indemnification hereunder more than thirty (30) days before the expiration of the applicable Tax statute of limitations, then the Notice must be received by the Indemnifying Party immediately after the Indemnified Party receives the Government Notice. Unless the Indemnifying Party objects to the claim for indemnification (in the manner set forth in Section 13(b) hereof), and subject to
         Section 12(f), the Indemnifying Party will pay the Indemnified Party the amount set forth in the Notice, in cash or other immediately available funds, within thirty (30) days after receipt of the Notice; provided, however, that if the amount for which the Indemnified Party reasonably believes it is entitled to be indemnified is not known at the time of the Notice, the Indemnified Party will deliver to the Indemnifying

         Party a further notice specifying such amount as soon as reasonably practicable after such amount is known and payment will then be made as set forth above.

         b. The Indemnifying Party may object to the claim for indemnification (or the amount thereof) set forth in any Notice by giving the Indemnified Party, within thirty (30) days following receipt of such Notice, written notice setting forth the Indemnifying Party's grounds for so objecting (the "Objection Notice"). If the Indemnifying Party does not give the Indemnified Party the Objection Notice within such thirty (30)-day period, the Indemnifying Party may exercise any and all of its rights under applicable law to collect such amount.

         c. If Essef and A&S are unable to settle any dispute regarding a claim for indemnification within thirty (30) days after receipt of the Objection Notice, they will, in accordance with Section 14, jointly request to resolve the dispute as promptly as possible under the procedures set forth in Section 14.

         d. Failure by the Indemnified Party to promptly deliver to the Indemnifying Party a Notice in accordance with Section 13(a) hereof will not relieve the Indemnifying Party of any of its obligations under this Agreement except to the extent the Indemnifying Party is prejudiced by such failure.

         e. The indemnification provisions of this Section 13 shall be the exclusive remedy following the Closing Date for the allocation of Taxes pursuant to this Agreement.

14. PROCEDURES FOR RESOLVING DISPUTES. Except as provided in Section 5, if Essef and A&S fail to mutually agree on the resolution of any of the matters in this Agreement that require the agreement of the parties, then such matter shall be referred to the Accountant for a binding determination. Essef and A&S shall deliver to the Accountant copies of any schedules or documentation that may be reasonably required by the Accountant to make its determination. Essef and A&S shall be entitled to make presentations to the Accountant in connection therewith. Essef and A&S shall use all reasonable efforts to cause the Accountant to promptly complete such determination. The determination of the Accountant shall be final and binding on all parties. The costs incurred in retaining the Accountant to make a determination shall be shared equally by Essef and A&S.

15. PAYMENT. If a party (the "Payor") fails to make a payment due and owing under this Agreement to the other party or any of its Tax Affiliates (the "Payee") within 10 business days after the parties hereto agree (or there is a binding determination by the Accountant) that such payment is due and owing, the Payor will pay to the Payee interest on such payment from and including the date the parties reach such agreement (or such binding determination is made) to but excluding the day the Payor makes such payment, at a rate equal to seven percent (7%) per annum.

16. AMENDMENTS. Any amendment, supplement, variation, alternation, or modification to this Agreement must be made in writing and duly executed by an authorized representative or agent of each of the parties hereto.

17. ASSIGNMENT. This Agreement and all the rights and obligations granted hereby shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, it being expressly agreed that this Agreement shall not be assigned nor shall any rights or obligations arising hereunder be transferred by one party without the prior written consent of the other parties. Prior to the Closing Date, Essef and A&S may elect to form a holding company for the ownership of the A&S stock. In that event, (i) Essef will transfer the shares of A&S stock to the holding company and shares of common stock of the holding company will be issued in substitution of the A&S stock in the Split-Off and (ii) the benefits and obligations contemplated by this Tax Sharing Agreement will be binding upon and inure to the holding company, provided that A&S will not be released from its obligations hereunder.

18. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between the parties and supersedes any and all prior or contemporaneous understandings, negotiations, or agreements between the parties relating to the transactions contemplated hereby or the subject matter of this Agreement, and shall be binding upon and inure to the benefit of the parties hereto and their respective legal representatives.

19. NO WAIVER. The failure in any one or more instances of a party to insist upon performance of any of the terms, covenants, or conditions of this Agreement, to exercise any right or privilege conferred in this Agreement, or to waive any breach of any of the terms, covenants, or conditions of this Agreement, shall not be construed as a subsequent waiver of any such terms, covenants, conditions, rights, or privileges, but the same shall continue and remain in full force and effect as if no such forbearance or waiver had occurred. No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party.

20. NO DOUBLE RECOVERY. No provision of this Agreement shall be construed to provide an indemnity or other recovery for any Taxes, costs, damages, or other amounts for which the damaged person has been fully compensated under any other provision of this Agreement or under any other agreement or action at law or in equity.

21. SEVERABILITY. Any provisions of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdictions, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any other jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by applicable law, each party hereby waives any law that renders any provision hereof prohibited or unenforceable in any respect.

22. COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, and all such counterparts shall be deemed to constitute one and the same instrument.

23. FEES, COSTS AND EXPENSES. Except as otherwise provided herein, each party shall be responsible for its own fees, costs, and expenses incurred by it in connection with this Agreement.

24. THIRD PARTY BENEFICIARIES. Nothing in this Agreement is intended to create, nor shall anything in this Agreement be deemed to create or have created, any third party beneficiary rights.

25. CONSTRUCTION. All references to this Agreement shall include all attachments hereto, and words importing the singular shall include the plural and vice versa, and words importing a gender shall include other genders.

26. HEADINGS. The descriptive section headings contained in this Agreement are for convenience of reference only and shall not control or affect the meaning or construction of any provision of this Agreement.

27. NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when personally delivered, five (5) business days after mailing when mailed by certified mail, return receipt requested, or one (1) business day after sending via Federal Express or similar overnight courier service, or when receipt is confirmed when sent by facsimile. Such notices or other communications shall be sent to the following addresses, unless other addresses are subsequently specified in writing:

         a.  If to the Essef, to:

                    Essef Corporation
                    c/o Anthony & Sylvan Pools Corporation
                    220 Park Drive
                    Chardon, Ohio 44024
                    Facsimile No.: (440) 286-2206
                    Attention: Mark E. Brody

             with a copy to:

                    Squire, Sanders & Dempsey L.L.P.
                    4900 Key Tower
                    127 Public Square
                    Cleveland, Ohio 44114
                    Facsimile No.: (216) 479-8776
                    Attention: Mary Ann Jorgenson, Esq.

         b.  If to A&S, to:

                    Anthony & Sylvan Pools Corporation
                    220 Park Drive
                    Chardon, Ohio 44024
                    Facsimile No.: (440) 286-2206
                    Attention: Stuart D. Neidus
             with a copy to:

                    Squire, Sanders & Dempsey L.L.P.
                    4900 Key Tower
                    127 Public Square
                    Cleveland, Ohio 44114
                    Facsimile No.: (216) 479-8776
                    Attention: Mary Ann Jorgenson, Esq.

         c.  If to Pentair, to:

                    Pentair, Inc.
                    Waters Edge Plaza
                    1500 County Road B2 West
                    Saint Paul, Minnesota 55113-3105
                    Facsimile No.: (651) 639-5203
                    Attention: Richard J. Cathcart

             with a copy to:

                    Pentair, Inc.
                    Waters Edge Plaza
                    1500 County Road B2 West
                    Saint Paul, Minnesota 55113-3105
                    Facsimile No.: (651) 639-5203
                    Attention: Louis L. Ainsworth, Esq.

             with a copy to:

                    Foley & Lardner
                    777 East Wisconsin Avenue
                    Milwaukee, Wisconsin 53202-5367
                    Facsimile No.: (414) 297-4900
                    Attention: Benjamin F. Garmer, III, Esq.

28. GOVERNING LAW. This Agreement shall be governed by and controlled as to its validity, enforcement, interpretation, construction, effect, and in all other respects by the laws of the State of Ohio (without giving effect to any choice or conflict of law provision or rule thereof) applicable to contracts made and to be performed in that State.

              [REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK.]

         IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their duly authorized representatives as of the day and year first above written.


                                       ESSEF CORPORATION

                                       By:     /s/ Thomas B. Waldin
                                               ---------------------------
                                       Name:   Thomas B. Waldin
                                               ---------------------------
                                       Title:  President
                                               ---------------------------


                                       ANTHONY & SYLVAN POOLS CORPORATION

                                       By:     /s/ Stuart D. Neidus
                                               ---------------------------
                                       Name:   Stuart D. Neidus
                                               ---------------------------
                                       Title:  Chief Executive Officer
                                               ---------------------------


                                       PENTAIR, INC.

                                       By:     /s/ Richard J. Cathcart
                                               ---------------------------
                                       Name:   Richard J. Cathcart
                                               ---------------------------
                                       Title:  Executive Vice President
                                               ---------------------------

                                                                     EXHIBIT A